UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Announces Results from Pivotal Phase 2 Clinical Trial of Camidanlumab Tesirine (Cami) in Relapsed or Refractory Hodgkin Lymphoma

Overall response rate of 70.1% and complete response rate of 33.3% in heavily pretreated patients; median duration of response of 13.7 months

Safety profile substantially consistent with prior findings

Preparing for potential submission of a Biologics License Application to the FDA

Cami data and diffuse large B-cell lymphoma posters to be presented today at the European Hematology Association 2022 Hybrid Congress

LAUSANNE, Switzerland, June 10, 2022 – ADC Therapeutics SA (NYSE: ADCT) announced today results from the ongoing pivotal Phase 2 clinical trial of camidanlumab tesirine (Cami) in relapsed or refractory (r/r) Hodgkin lymphoma. An overall response rate (ORR) of 70.1% and a complete response (CR) rate of 33.3% was observed with a median duration of response of 13.7 months for all responders in r/r Hodgkin lymphoma patients who were refractory or had relapsed after a median of 6 prior treatments, including brentuximab vedotin (BV) and a PD-1 blockade. The safety profile of Cami was substantially consistent with previously reported interim findings. The results will be presented today during an oral session at the European Hematology Association 2022 Hybrid Congress (EHA2022).

The Phase 2 single-arm, multicenter, open-label clinical trial is evaluating Cami in 117 patients with r/r Hodgkin lymphoma who have received ≥3 prior lines of treatment (≥2 lines if ineligible for hematopoietic stem cell transplantation, HSCT). Patients received a median of 6 prior lines of systemic therapy.

Data to be presented at EHA2022 by Carmelo Carlo-Stella, MD, Department of Biomedical Sciences, Humanitas University, and Department of Oncology and Hematology, IRCCS Humanitas Research Hospital in Milan, Italy, include:

•	ORR of 70.1% and CR rate of 33.3% in patients with a median of 6 prior treatments

•	Median duration of response (DOR) was 13.7 months and median progression-free survival (PFS) was 9.1 months; patients who achieved a CR had a median DOR of 14.5 months

•	14 patients received HSCT following treatment with Cami

•	The most common grade ≥3 treatment-emergent adverse events in ≥5% of patients were: thrombocytopenia (9.4%), anemia (8.5%), hypophosphatemia (7.7%), neutropenia (7.7%), maculopapular rash (6.8%) and lymphopenia (5.1%)

•	8/117 patients developed Guillain-Barré syndrome/polyradiculopathy. GBS symptoms could be mitigated with careful medical intervention.

In addition, the following three posters will be presented at EHA2022 today from 16:30 – 17:45 CEST / 10:30 a.m. – 11:45 a.m. EDT in Hall D:

•	Health-Related Quality Of Life And Tolerability Of Loncastuximab Tesirine In High-Risk Patients With Relapsed/Refractory Diffuse Large B-Cell Lymphoma Treated In A Phase 2 Clinical Trial (LOTIS 2)

Abstract Code: P1717

•	Real-World Characteristics And Clinical Outcomes In Relapse/Refractory Diffuse Large B-Cell Lymphoma Patients Who Received Car-T Therapy

Abstract Code: P1182

•	Real-World Characteristics And Clinical Outcomes In Relapse/Refractory Diffuse Large B-Cell Lymphoma Post Car-T Failure

Abstract Code: P1181

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 10, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel